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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                RAINTREE HEALTHCARE CORPORATION (FORMERLY UNISON
                HEALTHCARE CORPORATION) (Exact name of registrant
                          as specified in its charter)

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
               DELAWARE                                   86-0684011
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

       15300 N. 90TH ST., SUITE 100
            SCOTTSDALE, ARIZONA                                 85260
(Address of principal executive officers)                     (Zip Code)
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         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.
[ ]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(d), please check the following box.
[x]

         Securities Act registration statement file number to which this form relates: ________________ (If applicable).

                         Securities to be registered pursuant to Section 12(b)
of the Act:

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
         Title of each class            Name of each exchange on which each
         to be so registered                 class is to be registered
                 NONE                                   N/A
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        Securities to be registered pursuant to Section 12(g) of the Act:

                          COMMON STOCK, $.001 PAR VALUE
                                (Title of class)
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Item 1.    Description of Registrant's Securities to be Registered.

           The Company's authorized capital stock consists of 25,000,000 shares of Common Stock, par value $.001 per share, and 1,000,000 shares of Preferred Stock, par value $.001 per share (the "Preferred Stock").

COMMON STOCK

           Each share of Common Stock entitles the holder thereof to one vote in the election of directors and all other matters submitted to a vote of the Company's stockholders. Holders of Common Stock do not have cumulative voting rights.

           Subject to any preferential rights of any outstanding shares of Preferred Stock, holders of shares of Common Stock are entitled to receive, pro rata based on the number of shares held, cash dividends when, as and if declared by the Board of Directors from funds legally available for such purpose. The indenture, the Amendment to Omega Master Lease and the Loan and Security Agreements with HCFP, which the Company entered into in connection with Debtors' First Amended Joint Plan of Reorganization, dated October 15, 1998, as supplemented and amended (the "Plan"), which Plan was confirmed by a final order (the "Confirmation Order") of the United States Bankruptcy Court for the District of Arizona (Case No. B-98-06583-PHX-GBN), dated January 29, 1999, which order has become final and non-appealable, restricts the payment of dividends.

           In the event of a liquidation of the Company, holders of shares of Common Stock are entitled to receive, pro rata based on the number of shares held, all of the assets remaining available for distribution to holders of Common Stock after payment of all prior claims, including any preferential liquidation rights of any Preferred Stock then outstanding.

           Holders of shares of Common Stock have no preemptive rights to subscribe to additional shares of Common Stock or any other securities of the Company. All outstanding shares of Common Stock are fully paid and nonassessable.

           The shares of Common Stock will be, when issued, fully paid and nonassessable and will not be subject to any future call or assessment.

PREFERRED STOCK

           The Certificate of Incorporation authorizes the Board of Directors to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the terms and rights of such series, including
(i) the designation of the series, (ii) the number of shares of the series,
(iii) whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series, (iv) the dates on which dividends, if any, will be payable, (v) the redemption rights and redemption price or prices, if any, for shares of the series, (vi) the terms and amounts of any sinking fund provided for with respect to the purchase or redemption of shares in the series, (vii) the amounts payable on shares of the series in the event of any

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voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, (viii) whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion may be made, and (ix) the voting rights, if any, of the holders of such series. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded.

ANTI-TAKEOVER CONSIDERATIONS.

           GENERAL. It is possible that the Company's ability to issue Preferred Stock, the provisions of Section 203 of the Delaware General Corporation Law (the "GCL") as summarized below, and certain provisions of the Company's Certificate of Incorporation and Bylaws may discourage other persons from making a tender offer for or acquisitions of substantial amounts of the Company's Common Stock. This could have the incidental effect of inhibiting changes in management. In addition, the limited liability and indemnification provisions of the Company's Certificate of Incorporation and the indemnity agreements which the Company intends to enter into with each of its directors and executive officers may discourage stockholders from bringing a lawsuit against directors for breaches of fiduciary duty and may also have the effect of reducing the likelihood of derivative litigation against directors and officers even though such action, if successful, might otherwise have benefited the Company and its stockholders. Furthermore, a stockholder's investment in the Company may be adversely affected to the extent that costs of settlement and damage awards against the Company's directors and officers are paid by the Company pursuant to the indemnification provisions of the Certificate of Incorporation or the indemnity agreements described above.

           THE DELAWARE GENERAL CORPORATION LAW. The Company is a Delaware corporation subject to Section 203 of the GCL. Section 203 provides that, subject to certain exceptions specified therein, a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date that such stockholder becomes an interested stockholder unless (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (iii) on or subsequent to such date, the business combination is approved by the Board of Directors of the corporation and by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as specified in Section 203 of the GCL, an interested stockholder is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person.

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           CERTIFICATE OF INCORPORATION; BYLAWS. The Certificate of
Incorporation and the Bylaws of the Company contain certain provisions that could make the acquisition of the Company by means of a tender offer, a proxy contest or otherwise more difficult.

         Special Voting Requirements. Except for any transaction approved by the Board of Directors, provided that a majority of the members of the Board of Directors voting for the approval of such transaction are Continuing Directors (as hereinafter defined), the affirmative vote of the holders of two-thirds of the outstanding stock of the Company entitled to is required for:

         (i) Any merger or consolidation to which the Company, or any of its subsidiaries, and an Interested Person (as hereinafter defined) are parties;

         (ii) Any sale or other disposition by the Company, or any of its subsidiaries, of all or substantially all of its assets to an Interested Person;

         (iii) Any purchase or other acquisition by the Company, or any of its subsidiaries, of all or substantially all of the assets or stock of an Interested Person; and

         (iv) Any other transaction with an Interested Person that requires the approval of the stockholders of the Company under the GCL, as in effect from time to time.


"Continuing Director" is any member of the Board of Directors of the Company who is not the Interested Person, and not an affiliate, associate, representative or nominee of the Interested Person that is involved in the relevant transaction, and (i) was a member of the Board of Directors on January 31, 1998, or (ii) was a member of the Board of Directors prior to the date that the person, firm or corporation, or any group thereof, with whom such transaction is proposed, became an Interested Person, or (iii) whose initial election as a director of the Company succeeds a Continuing Director or is a newly created directorship, and in either case was recommended by a majority vote of the Continuing Directors then in office. "Interested Person" is any person, firm or corporation, or any group thereof, acting or intending to act in concert, including any person directly or indirectly controlling or controlled by or under direct or indirect common control with such person, firm or corporation or group, which owns of record or beneficially, directly or indirectly, 5% or more of any class of voting securities of the Company.

           Stockholder Action. The Certificate of Incorporation and Bylaws provide that, subject to the rights of holders of any series of Preferred Stock, special meetings of stockholders can be called only by the Chairman of the Board of Directors, the President, the Board pursuant to a resolution adopted by a majority of the total number of directors or by the President when requested in writing by stockholders owning 25% or more in amount of the capital stock issued and outstanding and entitled to vote. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the matters set forth in the notice of meeting given by the Company.

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           Liability of Directors; Indemnification. The Certificate of
Incorporation provides that a director will not be personally liable for monetary damages to the Company or its stockholders for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase or redemption in violation of Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation also provides that such indemnification provisions are not to be deemed exclusive of any other rights to which those indemnified may be entitled. The Company plans to enter into new indemnification agreements with each of its directors and executive officers pursuant to which it will agree, among other things, to indemnify such individuals for settlements in derivative suits. The Company also has a directors' and officers' liability insurance policy in the amount of $5 million for matters occurring prior to the effective date of the Plan and $10 million for matters occurring after the effective date of the Plan, which include coverage for liabilities of the Company's directors and officers arising under the federal securities laws.

           Amendment. The Certificate of Incorporation provides that the affirmative vote of the holders of at least 66-2/3% of the voting power of the outstanding shares of voting stock, voting together as a single class, is required to amend provisions of the Certificate of Incorporation relating to election and removal of the Company's directors, special meetings of stockholders, special voting requirements, liability of directors, and the limitation of stockholders' ability to act by written consent. The Certificate of Incorporation further provides that the Bylaws may be amended by the Board of Directors or by the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of voting stock, voting together as a single class.

           The description set forth above is intended as a summary only and is qualified in its entirety by reference to the Certificate of Incorporation and the Bylaws, copies of which have been filed as exhibits.

Item 2.    Exhibits.

           (1) Specimen certificate for the Common Stock of the Registrant.

           (2) Certificate of Incorporation of the Registrant, as amended and restated.

           (3) Bylaws of the Registrant, as amended and restated.


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                                    SIGNATURE

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        RAINTREE HEALTHCARE CORPORATION


                                        By       /s/ CLAYON KLOEHR
                                                 Clayton Kloehr
                                                 Senior Vice President and
                                                  Treasurer

Date:      April 8, 1999

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                         RAINTREE HEALTHCARE CORPORATION

                                    * * * * *

                                  EXHIBIT INDEX
                                       TO
                      REGISTRATION STATEMENT ON FORM 8-A/A

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Exhibit
Number                        Description
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
(1)                           Specimen certificate for the Common Stock

(2) Certificate of Incorporation, as amended and restated

(3)                           Bylaws, as amended and restated
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